Joseph J. Tomasek, Esq.
77 North Bridge Street
Somerville, New Jersey 08876

(973) 224-1061

Licensed in New York	Of Counsel:
and New Jersey	Mintz & Fraade, P.C.
488 Madison Avenue
New York, N.Y. 10022
(212) 486-2500

August 12, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation finance

100 F Street, NE

Washington, D.C. 20549

Attention:	John Dana Brown
Julie Griffith
Theresa Messinese
Lyn Shenk

Re:	BMP Holdings Inc.
Amendment No.3 to
Registration Statement on Form S-1
Filed August 5, 2015
File No. 333-204070

Ladies and Gentlemen,

On behalf of our client, BMP Holdings, Inc. (“BMP” or the “Company”), we submit this letter in response to a comment from the Staff of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 7, 2015, relating to the above referenced Amendment No. 3 to S-1 Registration Statement on Form S-1 filed via EDGAR with the Commission on August 5, 2015 (the “Amendment No. 3”). We are concurrently filing via EDGAR this letter and a separate letter, signed by the Company’s President and CEO, Henry Sargent, requesting that the Staff accelerate the effectiveness of our Registration Statement and issue an order of effectiveness at 4:00 PM, Eastern Time, today, August 12, 2015. Please be advised that the Staff issued the below comment in its August 7, 2015 letter to the Company in error which was confirmed by the Staff accountant, today:

Financial Statements

2. Please provide a statement of members’ equity (deficit) as required by Rule 8-02 of Regulation S-X.

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2015

Page Two

Please direct any questions or comments regarding this letter and Amendment No. 3 to me at: 973-224-1061, email: jtoma4368@aol.com.

Sincerely,

/s/ Joseph J. Tomasek

Joseph J. Tomasek